Exhibit 4.3

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the “Agreement”), is made as of the 14th day of March, 2017, by and among DISCOUNT INVESTMENT CORPORATION Ltd., company number 520023896 a company organized under the laws of the State of Israel, with its registered office at Azrieli Center, 44th Floor, Triangle Tower (the “DIC"”) and ELRON ELECTRONIC INDUSTRIES  Ltd., company number 520028036, a company organized under the laws of the State of Israel, with its registered office at Azrieli Center, 42nd Floor, Triangle Tower (the “"Elron”, and together with DIC, the “Parties”).

W I T N E S S E T H:

WHEREAS, on March 19, 2009, the Parties entered into a services agreement, which was extended on May 23, 2012 and on April 28, 2015 until April 30, 2018 (the “Services Agreement”); and

WHEREAS, the services are provided by certain employees of DIC (the “Employees”); and

WHEREAS, the Parties wish to set forth their mutual agreement to terminate the Services Agreement as of March 31, 2017, as may be extended pursuant to the provisions hereof (the “Effective Date”) and to set forth their mutual agreements regarding the termination of the employment of Employees by DIC and their hire by Elron; and

WHEREAS, DIC desires to terminate the employment relationship between DIC and the Employees on the Effective Date, on which date the Employees shall be employed by Elron all in accordance with the arrangement set in this Agreement (the "Arrangement"); and

WHEREAS, the Parties agree, in light of the Arrangement, that all Employees accrued rights, as of immediately prior to the employment by Elron, shall be fully paid and redeemed by DIC without any change thereto, each right with its legal status and the general validity as of the Effective Date, so that Elron shall not bear any obligation or be liable for any right of any kind towards the Employees for their employment period with DIC (for period until and including the Effective Date);

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	The preamble and all exhibits to this agreement constitute an inseparable part thereof.

Termination of the Services Agreement

2.
As of the Effective Date, the Services Agreement shall terminate in its entirety and shall have no further force or effect, all subject to the approval of Elron's shareholders as detailed in section 13 below.

Termination and Hire of Employees

3.
On the Effective Date, the employment relationship between DIC and the Employees shall terminate and following the Effective Date, the Employees shall be employed by Elron and considered employees of Elron for all intents and purposes.

4.
DIC shall be liable for and shall pay the Employees all the rights and benefits if and to the extent they are entitled deriving from their employment with DIC or the termination of employment thereof, as accrued during the term of their employment with DIC until and including the Effective Date, including without limitation: employment wages, supplements to wages, overtime, bonus payments and grants (subject to the reimbursement thereof in accordance with the Services Agreement), redemption of accrued vacation days, sickness benefits, recreation pay, termination and notice period compensation according to the Prior Advanced Notice for Dismissal and Resignation Law, 2001, reimbursements, travel expenses, full and regular contributions to pension insurance and education fund, and any other payment in accordance with any other right, even if not specifically mentioned in this Agreement ("Employment Rights and Benefits") provided that for the period  from January 1, 2017 until the Effective Date, Elron shall reimburse DIC in the amount by which (i) DIC's  actual employer cost of the Employees including without limitation, the monthly social benefit contributions paid with respect to Employees during such period and employer cost of the Employees during the Employees' notice periods, but excluding any costs related to the termination of the Employees' employment, exceeds  (ii) the quarterly payment of Elron to DIC in accordance with the Services Agreement ("Elron Reimbursement"). Payment of the Elron reimbursement shall occur 30 days after the Effective Date and shall be set off against the payment due by DIC to Elron pursuant to Section 8 below.

5.
Following the Effective Date, Elron shall be the sole employer of the Employees, and shall be fully, solely and exclusively responsible for the Employees' Employment Rights and Benefits for the period following the Effective Date.

6.	Following the signing date of this Agreement, Elron shall provide DIC, by email, with a list of those of the Employees who Elron wishes to hire ("List").

7.	For the avoidance of any doubt, the employment period of the Employees with Elron will be a new and separate period of employment and not a continuation of their employment period with DIC.

8.
Within the framework of the Arrangement, for the period following January 1st, 2017 until April 30, 2018 (the "Period"), DIC shall pay Elron a fixed yearly amount of NIS 2,059,000 plus VAT, and a total of NIS2,745,000 plus VAT for the entire Period, which shall be linked to the Consumer Price Index published as of January 1, 2017 ("Base Index") provided that there shall be no downward adjustment if the Consumer Price Index falls below the Base Index(the "Payment"). The Payment shall be paid in equal quarterly installments, on the last day of each quarter except for the first installment payable with respect to the first quarter of 2017, payment for which will occur 30 days after the Effective Date.

9.	Termination Procedures

9.1.
Prior to the Effective Date and not earlier than the date of Elron's shareholders' approval as specified in Section 13 below, DIC shall conduct a hearing procedure with all of the Employees as required by applicable law, provide them with termination notices and perform final accounting - all as required by law.

9.2.
In the event that an approval from the proper authority for the termination of employment of certain Employees is required (pregnancy, military service, fertility treatments etc.) or that such termination is not in accordance with applicable law (statutory sickness days etc.) DIC shall conduct the termination procedure in accordance with applicable law including taking such steps necessary to obtain the proper approval and DIC shall bear any related cost ("Special Termination Procedure").

9.3.
During the Special Termination Procedure period  following the Effective Date (the "Post Effective Date Period"), the relevant Employees shall remain DIC's employees for any and all purpose until the expiry of the period during which the relevant Employees may not be legally terminated by DIC, and Elron shall reimburse DIC for the employer's cost of such Employees during the Post Effective Date Period provided that such Employee shall dedicate all of its work time as a DIC employee in providing services for Elron.

10.	Contributions and Deductions to Funds:

10.1.
DIC hereby represents and warrants that during the period prior to the Effective Date – all the contributions and deductions to Pension Fund, Insurance Policy (Bituach Menahalim and/or Pension Fund), Education Fund (Keren Hishtalmut) and/or any other fund, if applicable ("Policies") under any employment agreements between the Employees and DIC - have been paid in full and letters releasing the Employees' respective Policies have been issued, in accordance with the employment agreements of the Employees.

10.2.	DIC hereby undertakes to perform any and all necessary actions and to execute all necessary documents for the transfer of the Policies on the Effective Date.

11.	The Employees shall execute a waiver letter towards DIC– in a form as shall be mutually agreed by the Parties

12.	Liability and Indemnification

12.1
DIC shall bear any cost and/or liability with respect to the Employees relating to the period of the Employees' employment with DIC until and including the Effective Date and Elron shall bear any cost and/or liability with respect to the Employees relating to the period of the Employees' employment with Elron following the Effective Date. For the removal of doubt, Elron shall indemnify DIC and hold DIC harmless for any cost and/or liability with respect to the Employees, including legal costs, borne by DIC relating to the period of the Employees' employment with Elron following the Effective Date, and DIC shall indemnify Elron and hold Elron harmless for any cost and/or liability with respect to the Employees, including legal costs, borne by Elron relating to the period of the Employees' employment with DIC until and including the Effective Date.

12.2	In no way derogating from the foregoing:

12.2.1
Should any court or other competent authority (including without limitation, the Labour Tribunal, the Israeli Tax Authority or the Israeli National Institute), deem Elron the employer of the Employees for the period prior to and including the Effective Date and consequently impose any monetary liability on Elron, DIC will indemnify Elron and hold Elron harmless with respect to any such liability (including reasonable legal costs incurred in connection therewith.

12.2.2
Should any court or other competent authority (including without limitation, the Labour Tribunal, the Israeli Tax Authority or the Israeli National Institute), deem DIC the employer of the Employees for the period following the Effective Date and consequently impose any monetary liability on DIC, Elron will indemnify DIC and hold DIC harmless with respect to any such liability (including reasonable legal costs incurred in connection therewith.

13.
The validity of this Agreement is subject to Elron obtaining shareholders' approval to the engagement of Elron in this Agreement, and this Agreement shall come into effect only upon and subject to such approval, as required by law.  In the event that such approval shall not be obtained 32 days prior to the Effective Date, the Effective Date shall be extended to April 30, 2017 in which event the Elron Reimbursement shall be increased in accordance with Section 4 above. In such case, and to the extent that shareholders' approval was eventually obtained, Elron shall reimburse DIC employer's cost of the Employees from January 1, 2017 and until the extended Effective Date which exceeds the quarterly payment of Elron to DIC in accordance with the Services Agreement until the extended Effective Date. In the event Elron's shareholders' approval is not obtained by March 31, 2017, this Agreement will be null and void and shall have no force or effect, unless agreed otherwise between the Parties, and for avoidance of doubt, the Services Agreement shall remain in effect.

14.
This Agreement consti-tutes the entire agreement of the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, minutes and/or understandings between the Parties with respect thereto, whether written or oral. Any amendment and/or cancellation of either section of this Agreement shall be made only in writing, and shall be executed by both Parties.

15.
Addresses of the Parties shall be as set forth in the preamble to this Agreement. Any notice hereunder shall be in writing and shall be given either by personal delivery, telecopy, email or by mail to the appropriate party, and such notice, if sent during customary working hours and days, shall be deemed effective within twenty four (24) hours of such personal delivery, telecopying or emailing, or within three (3) business days after mailing.

16.	This Agreement is executed and entered into by the Parties solely for their benefit, and for no other party.

17.	This Agreement shall be governed by and construed according to the laws of the State of Israel.

IN WITNESS WHEREOF, the Parties have signed this Agreement as of the date first hereinabove set forth.

/s/	/s/
DISCOUNT INVESTMENT CORPORATION LTD.	ELRON ELECTRONIC INDUSTRIES LTD.